April 27, 2009

VIA EDGAR, ELECTRONIC MAIL AND U.S. MAIL

Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

         Re:      Variable Annuity Account Seven ("Registrant")
                  AIG SunAmerica Life Assurance Company ("Depositor") Polaris II A-Class Platinum Series Variable Annuity Post Effective Amendments on Form N-4
                  File Nos. 333-137882 and 811-09003


Ladies and Gentlemen:

         On behalf of the Registrant and Depositor, we are transmitting for filing pursuant to the Securities Act of 1933 ("1933 Act"), Post-Effective Amendment No. 14, which also constitutes Amendment No. 15 under the Investment Company Act of 1940, as amended, to Registrant's Form N-4 Registration Statement for the Polaris II A-Class Platinum Series variable annuity contracts.

         The Registrant and its distributor SunAmerica Capital Services, Inc. ("SACS") respectfully request, consistent with Rule 461(a) under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective date of this filing and that such Registration Statement be declared effective at 9:00 a.m., Eastern Time, on April 30, 2009, or as soon as practicable thereafter. Depositor, Registrant and SACS are aware of their obligations under the 1933 Act.

         Depositor and Registrant acknowledge that:

    - Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

    - The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    - Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact Manda Ghaferi at (310) 772-6545 if you have any questions or need more information.

Sincerely,

AIG SUNAMERICA LIFE ASSURANCE COMPANY


By: /s/ Mallary L. Reznik
    ----------------------------------------------------------
    Mallary L. Reznik, Senior Vice President & General Counsel

SUNAMERICA CAPITAL SERVICES, INC.


By: /s/ Mallary L. Reznik
    ----------------------------------------------------------
    Mallary L. Reznik, Vice President

cc: Jeff Foor, Esq.

April 28, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. William Kotapish
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:      Variable Annuity Account Seven ("Registrant")
         AIG SunAmerica Life Assurance Company ("Depositor")
         Polaris II A-Class Platinum Series Variable Annuity
         Post Effective Amendments on Form N-4
         File Nos. 333-137882 and 811-09003

Dear Mr. Kotapish:

         We are contacting you regarding Post-Effective Amendment No. 14 and No. 15 (the "Amendments") filed on April 27, 2009, for the file numbers referenced above on behalf of the Registrant and Depositor pursuant to the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"). The purpose of the filing is to offer a new living benefit ("MarketLock For Life"), modify a living benefit ("MarketLock Income Plus" and "MarketLock For Life Plus"), and modify the existing death benefits (collectively, the "New Initiatives"). In addition, the Amendments modify the "Other Information" section of the prospectus pertaining to disclosure in the Separate Account and General Account sub sections, and incorporate the Staff's comments to the same (collectively, the "Company Disclosure").

         The revisions in the Amendments with respect to the New Initiatives and Company Disclosure are also substantially identical to revisions Depositor intends to make in several other variable annuity contracts registered on Form N-4 ("Other Filings"). Pursuant to Rule 485(b)(1)(vii), we request to use the Amendments as the template for the Other Filings.

         Below are the file numbers for the Other Filings to which we propose adding the New Initiatives:

--------------------------------------------------------------------------------
PRODUCT NAME                          FILE NO.                  FILING TYPE
--------------------------------------------------------------------------------
Polaris II Platinum Series            333-137887 / 811-03859    485(b)
--------------------------------------------------------------------------------
Polaris II                            333-146491 / 811-08810    485(b)
--------------------------------------------------------------------------------
Polaris II A-Class Platinum Series    333-146434 / 811-08810    485(b)
--------------------------------------------------------------------------------

Mr. William Kotapish
April 28, 2009
File Nos. 333-137882 and 811-09003
Page 2


         Below are the file numbers for the Other Filings to which we propose adding the Company Disclosure:

--------------------------------------------------------------------------------
PRODUCT NAME                             FILE NO.                  FILING TYPE
--------------------------------------------------------------------------------
American Pathway II                      002-86837 / 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris                                  033-47473/ 811-03859      485(b)
--------------------------------------------------------------------------------
Polaris II                               333-25473/ 811-03859      485(b)
--------------------------------------------------------------------------------
Polaris Platinum II                      333-58234/ 811-03859      485(b)
--------------------------------------------------------------------------------
Polaris Protector                        333-102906/ 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris Choice II/Polaris Choice III     333-65118/ 811-03859      485(b)
--------------------------------------------------------------------------------
Polaris Preferred Solution               333-134869/ 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris Platinum II                      333-137895/ 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris II Platinum Series               333-137887/ 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris Choice III                       333-137892/ 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris Preferred Solution               333-137867/ 811-03859     485(b)
--------------------------------------------------------------------------------
Polaris Advantage                        333-144000 / 811-03859    485(b)
--------------------------------------------------------------------------------
Polaris Advisor III                      333-147006/ 811-03859     485(b)
--------------------------------------------------------------------------------
ICAP II                                  033-32569/ 811-04296      485(b)
--------------------------------------------------------------------------------
Anchor Advisor                           033-86642/ 811-08874      485(b)
--------------------------------------------------------------------------------
Seasons Preferred Solution               333-134870/ 811-07727     485(b)
--------------------------------------------------------------------------------
Seasons Triple Elite/Seasons Elite       333-66106/ 811-07727      485(b)
--------------------------------------------------------------------------------
Seasons/Seasons Select II                333-08859/  811-07727     485(b)
--------------------------------------------------------------------------------
Seasons Elite                            333-137864/ 811-07727     485(b)
--------------------------------------------------------------------------------
Seasons Select II                        333-137860/ 811-07727     485(b)
--------------------------------------------------------------------------------
Seasons Advisor III                      333-147007/ 811-07727     485(b)
--------------------------------------------------------------------------------
Seasons Preferred Solution               333-137866/ 811-07727     485(b)
--------------------------------------------------------------------------------
Seasons Advantage                        333-147676/ 811-07727     485(b)
--------------------------------------------------------------------------------
Polaris Plus                             333-137862/ 811-09003     485(b)
--------------------------------------------------------------------------------
Polaris II A-Class Platinum Series       333-137882/ 811-09003     485(b)
--------------------------------------------------------------------------------
Polaris Plus                             333-63511/ 811-09003      485(b)
--------------------------------------------------------------------------------
Polaris II A-Class / Platinum Series     333-65965/ 811-09003      485(b)
--------------------------------------------------------------------------------
Polaris/Polaris II NY                    033-85014/ 811-08810      485(b)
--------------------------------------------------------------------------------
Polaris Choice/Polaris Choice III NY     333-102137/ 811-08810     485(b)
--------------------------------------------------------------------------------
Polaris II A-Class Platinum Series NY    333-128124/ 811-08810     485(b)
--------------------------------------------------------------------------------
Polaris Advantage NY                     333-143999/ 811-08810     485(b)
--------------------------------------------------------------------------------
Polaris II NY                            333-146491/811-08810      485(b)
--------------------------------------------------------------------------------
Polaris Choice III NY                    333-146429/ 811-08810     485(b)
--------------------------------------------------------------------------------
Polaris II A-Class Platinum Series NY    333-146434/ 811-08810     485(b)
--------------------------------------------------------------------------------
Polaris Advantage NY                     333-146433/ 811-08810     485(b)
--------------------------------------------------------------------------------
Polaris Preferred Solution NY            333-147008/ 811-08810     485(b)
--------------------------------------------------------------------------------
Seasons Elite NY                         333-146455/ 811-08369     485(b)
--------------------------------------------------------------------------------
Seasons Select II NY                     333-146452/ 811-08369     485(b)
--------------------------------------------------------------------------------
Seasons Advantage NY                     333-147681/ 811-08369     485(b)
--------------------------------------------------------------------------------
Seasons Triple Elite/Seasons Elite NY    333-118218/ 811-08369     485(b)
--------------------------------------------------------------------------------
Seasons Select II NY                     333-116026/ 811-08369     485(b)
--------------------------------------------------------------------------------

Mr. William Kotapish
April 28, 2009
File Nos. 333-137882 and 811-09003
Page 3

         Any revisions made to the Amendments relating to the New Initiatives and the Company Disclosure and all SEC comments will be effectively incorporated into the Other Filings. No other material changes would be made to the Other Filings that would render the filings ineligible to become effective pursuant to Rule 485(b).

The Depositor and Registrant acknowledge that:

- Should the Commission or the Staff, acting pursuant to delegated authority, permit the other filings to go effective pursuant to Rule 485(b)(1)(vii), it does not foreclose the Commission from taking any action with respect to the filing; and

- The action of the Commission or the Staff, acting pursuant to delegated authority, in permitting the Other Filings to go effective pursuant to Rule 485(b)(1)(vii), does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Other Filings; and

- Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         Should you have any questions regarding this filing, please do not hesitate to contact me at (310) 772-6545.



Very truly yours,


/s/ Manda Ghaferi

Manda Ghaferi
Assistant General Counsel


cc: Jeffrey A. Foor -- Office of Insurance Products